RELIANCE Capital
Anil Dhirubhai Ambani Group

RECEIVED

2007 JAN -3 P 12:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 23, 2006

07020026

SUPPL

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek

We have submitted a letter dated December 23, 2006 to the Stock Exchanges in India, where our securities are listed, in terms of clause 30a of the exchange listing agreement, a copy whereof is enclosed for information and records.

Thanking you,

Very truly yours,
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

PROCESSED
JAN 0 8 2007
THOMSON FINANCIAL

Encls : a/a

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai - 400 001

Tel: + 91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

December 23, 2006

Ms. Neha Gada
DCS - CRD
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001
Fax No. 22723121

The Manager
Listing Department
The National Stock Exchange of India
Plaza, 5th Floor, Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051
Fax No. 26598237/38

BSE Scrip Code : 500111

NSE Scrip symbol : RELCAPITAL

Dear Sir / Madam,

We wish to inform you that Shri Udayan Bose has ceased to be the Director of the Company w.e.f. December 23, 2006.

Kindly take the same on record and inform your members accordingly.

Thanking you,

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECERTARY & MANAGER

TRANSMISSION VERIFICATION REPORT

TIME : 23/12/2006 19:38
NAME : RELIANCE CAPITAL
FAX : 022-30327202
TEL : 022-30327841
SER.# : 000G5J547419

DATE,TIME	23/12 19:38
FAX NO./NAME	922723121
DURATION	00:00:21
PAGE(S)	01
RESULT	OK
MODE	FINE ECM